Exhibit 99.1

New Gold Provides Rainy River Project Development Update and Announces Planned Retirement of Robert Gallagher

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Sept. 14, 2015 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today provides an update on development progress at the company's Rainy River project, where New Gold is hosting an analyst and investor tour tomorrow, and announces the planned retirement of Robert Gallagher, the company's President and Chief Executive Officer, in June of 2016.

Rainy River Development Update
New Gold is pleased to provide an update on the development activities at its Rainy River project in northwestern Ontario, where the company is hosting an analyst and investor tour on September 15, 2015.

RAINY RIVER DEVELOPMENT HIGHLIGHTS – THROUGH THE END OF AUGUST 2015

  Detailed engineering completed
  Temporary accommodation facility completed
  Relocation of Highway 600 – over 40% complete
  Plant Site earthworks – over 40% complete
  Concrete placement – over 10% complete
    Targeting erection of structural steel in early October
  Assembly of initial mine fleet commenced – commissioned one 218-tonne truck, one dozer, two blasthole drills and commissioning of one hydraulic shovel 50% complete
  No Lost Time Incidents since the company acquired the project in 2013
  Key members of operational team hired and on site including: General Manager, Mine Manager, Mill Manager, Maintenance Manager, Materials Manager, Environment Manager and Health and Safety Manager
  98 employees hired and on site to support development and operational readiness
  Recruitment for operations phase ongoing – over 1,700 applications received including significant First Nations and other local interest in employment
  Total project spending through August 31, 2015 – $144 million
  Total capital committed (inclusive of $144 million of spending) through August 31, 2015 – $480 million; represents 55% of total development capital estimate

The development of Rainy River remains on budget with a total capital estimate of $877 million, and on time with first production targeted for mid-2017. The 21,000 tonne per day, combined open pit-underground operation is expected to produce an average of 325,000 ounces of gold per year over its first nine years of full production at all-in sustaining costs(1) of approximately $670 per ounce, including total cash costs(2) of $570 per ounce.

Over the course of the last two months, New Gold has completed two transactions that further strengthen the company's balance sheet and increase its liquidity position without requiring the issuance of equity. In July, the company announced a $175 million streaming transaction with Royal Gold on future gold and silver production from Rainy River (of which $100 million was paid on closing) and, in August, New Gold agreed to sell its 30% interest in El Morro to Goldcorp in exchange for $90 million of cash, the cancellation of the company's $93 million carried funding loan and a 4% stream on future gold production from El Morro. Subject to meeting the conditions required for payment of the second installment of the stream, conditions of closing of the El Morro sale and net of applicable taxes, New Gold will have improved its financial position by a total of approximately $333 million.

The combination of New Gold's June 30, 2015 cash balance of $327 million, the $175 million Rainy River stream proceeds, the $65 million (net of tax) El Morro proceeds and the $236 million available under the company's credit facility provides the company with total pro forma liquidity of approximately $800 million. The total liquidity exceeds the remaining development capital estimate to complete Rainy River. In addition, New Gold's 2015 targeted all-in sustaining costs(1) remain $300 to $350 per ounce below the current gold price which should enable the company to generate additional free cash flow to support the Rainy River development.

In parallel with the ongoing construction activities, New Gold's exploration team continues to explore for additional resources across the company's Rainy River claim holdings. The team's focus is currently being directed toward prospective target areas located within a few kilometres of the central mine development area. To date, four areas with good potential to host significant gold mineralization in the subsurface have been identified. A 2,500 metre reconnaissance drilling campaign to test these targets is scheduled to commence during the coming months. Multiple prospective gold showings have also been identified on the broader Rainy River claim holdings that further support the significant potential for future discoveries in one of Canada's newly emerging gold districts. The company will update its mineral resource and reserve estimates at the end of 2015 to incorporate the additional mineral resources on the Burns Block, which was added to the company's holdings as part of New Gold's acquisition of Bayfield Ventures Corp. in late 2014.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting regional exploration potential in a great mining jurisdiction. The company looks forward to advancing the Rainy River project and providing further updates on its development progress through the remainder of 2015 and beyond.

Presentation slides that will be used during the Rainy River tour will be made available tomorrow morning on New Gold's website at www.newgold.com.

Robert Gallagher Planned Retirement
Mr. Gallagher plans to retire from the company in June of 2016. Over the last number of years, Mr. Gallagher's focus has primarily been on overseeing the successful development and start-up of the company's New Afton mine as well as further strengthening New Gold's partnerships with First Nations in support of the development of the Rainy River project and permitting of the Blackwater project. As part of Mr. Gallagher's planned retirement, New Gold has an established leadership transition plan that will see Randall Oliphant, the company's Executive Chairman, continuing to lead New Gold and Mr. Gallagher's portfolio of responsibilities transitioned to members of the company's executive leadership team over the next nine months.

From an operational and project development continuity perspective, Mr. Gallagher has already been working closely with David Schummer, New Gold's Chief Operating Officer, since Mr. Schummer joined the company in 2014. In addition to the significant experience already provided by Mr. Schummer and his current team, the company is in the final stages of hiring a Vice President, Operations to further strengthen the operations group.

Mr. Gallagher's scheduled retirement will culminate a remarkable 40-year career in the industry. He has served as New Gold's President and Chief Executive Officer since the company's transformational three-way merger in 2008. Under Mr. Gallagher's stewardship, New Gold has created a culture of values-based leadership which has served as a foundation for the company's track record of meeting operational targets and delivering on development projects. Among his many significant contributions, Mr. Gallagher played a key role in the advancement of New Gold's three Canadian assets. He was instrumental in leading the successful development of the company's New Afton Mine in British Columbia, which achieved commercial production six weeks ahead of schedule in mid-2012 and has outperformed expectations since production commenced. In 2014, Mr. Gallagher received the E.A. Scholz Award for Excellence in Mine Development from the Association for Mineral Exploration British Columbia for his involvement in the development of New Afton. Mr. Gallagher has built upon the strong First Nations partnerships previously established at New Afton to form lasting relationships, founded on mutual respect and trust, with First Nations communities in the areas surrounding both Rainy River in Ontario and Blackwater in British Columbia. Mr. Gallagher will continue to remain involved with the company in an advisory role subsequent to his retirement.

"Bob's leadership and breadth of operational expertise have been key components of New Gold's growth into a leading intermediate gold producer," stated Randall Oliphant, Executive Chairman. "It has been a privilege to work alongside Bob and to see him further establish himself as one of the most respected operational leaders in the gold business. Bob will forever be part of the New Gold family and, on behalf of our board of directors and all of our employees, I thank him for his dedication to our company."

"It has been tremendously rewarding for me to help lead New Gold to become the great company that it is today," stated Robert Gallagher, President and Chief Executive Officer. "The company has a robust portfolio of mines and projects in great jurisdictions, but I am proud to say that New Gold's greatest asset is its people. After spending over 40 years in the industry, it is very rewarding to be in a position to turn over responsibility for New Gold's operations and development projects to very capable and experienced hands. I look forward to working with the executive leadership team over the coming months to ensure a seamless transition."

Mr. Gallagher will remain in his role as President and Chief Executive Officer of New Gold until his planned retirement in June 2016.

ABOUT NEW GOLD INC.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as an interest in the
El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for all-in sustaining costs; the expected production, costs, economics and operating parameters of the Rainy River project; targeted timing for commissioning and full production (and other activities) related to Rainy River; exploration potential and planned exploration activities; statements with satisfaction of the conditions of the sale of New Gold's interest in the El Morro property to Goldcorp Inc. ("El Morro sale"); and the ability of Teck Resources Limited and Goldcorp Inc. to satisfy the conditions of and complete the El Morro – Relincho joint venture ("Project Corridor"); and statements with respect to the payment of the remaining $75 million for Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River projects being realized; and (10) conditions of the El Morro sale and conditions of the remaining $75 million payment from Royal Gold being satisfied in a timely manner.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the failure to satisfy the closing conditions to the El Morro sale or the Project Corridor between Goldcorp Inc. and Teck Resources Limited, upon which El Morro sale is conditional lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies including the feasibility study for Rainy River; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for Rainy River; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 19:14e 14-SEP-15